CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports First Quarter Results

January 19th, 2009 CNW Group: CIBT Education Group Inc. (the “Company”) (NYSE Alternext & TSXV symbol: MBA) is pleased to report its fiscal 2009 first quarter operating results (unaudited) as of November 30th 2008.

On June 26th, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the fiscal year end of the Company's major operational subsidiary, Sprott Shaw Degree College Corp. (“SSDC”), which was acquired in December 2007, and to coincide with the fiscal year end date most commonly used in the education industry.  Also, as a result of the acquisition of SSDC, effective September 1st, 2008, the Company  changed its reporting currency from US dollars to Canadian dollars, which is the functional currency used by SSDC, due primarily to SSDC’s  financial contribution to the operations of the Company.

OVERALL PERFORMANCE

For the first quarter ending November 30, 2008, the Company’s gross revenues totalled $10.521 million dollars as compared to revenues of $3.117 million for the quarter ending December 31, 2007, an increase of 238%.  The Company generated an EBITDA (Earnings Before Interest Taxes Depreciation & Amortization) of $767,820.  Adjusting the EBITDA for Stock-Based Compensation, a non-cash expense item that has no impact on the Company’s operating cash flow, would result in an adjusted EBITDA of $984,775 for the first quarter of fiscal 2009.  Total Net Income, inclusive of all non-cash expenses, for the first quarter ending November 30, 2008 was $149,669.  Using an EBITDA analysis allows management to isolate financial statement items that contribute to the changes in income (loss) figures.  As of November 30, 2008, the Company’s cash position increased to $13.082 million as compared to the Company’s August 31, 2008 fiscal year end cash position of US$10.932 million.

As of November 30, 2008, CIBT’s total student enrollment was 3,064 compared to 3,458 for the period ending December 31, 2007.  Revenue per student averaged Chinese RMB 5,476 for the three months ending November 30, 2008 compared to an average of Chinese RMB 4,518 per student for the three months ending December 31, 2007, representing an increase of 21%.  The decrease in student enrollment and increase in the average revenue per student was a result of CIBT’s change in business strategy from offering courses generating lower revenues with higher student headcount to courses generating higher revenues with lower student headcount.

As of November 30, 2008, SSDC’s total student enrollment was 1,876 compared to 1,728 for the period ending December 31, 2007, representing an increase of 9%.  Revenue per student averaged $3,837 for the three months ending November 30, 2008 compared to an average of $3,970 per student for the three months ending December 31, 2007, representing a marginal decrease of 3%.  The student population increase was due to organic growth and the acquisition of Concordia Career College and Modus International Language Institute.  Revenue per student in Canada is consistent with prior periods with a marginal decrease due to new student enrollment integration as a result of the acquisitions.  SSDC’s business strategy is to increase its international student population by focusing on language schools, which typically provide lower revenue per student, with the expectation that these international students will ultimately transfer their course studies to the diploma and degree programs that provide higher revenue per student upon completion of their language studies in Canada.  By broadening the language student body, SSDC’s strategy is to increase its revenue source from international students instead of generating the majority of its revenue from the domestic market.  The objective is to create a feeder system that will supply international language students to SSDC’s premium (diploma and degree granting) courses.

Gross revenues for IRIX for the three months ending November 30, 2008 were $518,810 compared to $547,042 for the three months ending December 31, 2007, representing a decrease of 5%.  IRIX’s operating margin was 51% for the three months ending November 30, 2008 compared to 33% for the three month period ending December 31, 2007.  Operating margin as a percentage increased considerably by 55% despite the 5% decline in revenue.  Due to higher margin and lower general and administrative expenses, IRIX’s EBITDA was $82,564 for the three month period ending November 30, 2008 compared to $13,481 for the three month period ending December 31, 2007.  IRIX generated a net income of $75,280 before inter-corporate fees of $4,025 for the first quarter as compared to a net income of $5,546 for the three month period ending December 31, 2007, representing an increase of 1,770%.

To view the Company’s financial statements and management’s discussion and analysis, please visit www.sedar.com.

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-800-574-0901 extension 318 * Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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